SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   DTLL, INC.,
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  233335-10-8
                                 (CUSIP Number)

                                 JASON M. MEYERS
                             ASPATUCK HOLDINGS LTD.
                          767 Third Avenue, 18th Floor
                               New York, NY 10017
                                TEL. 212.223.8336
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 2, 2006
             (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                           SCHEDULE 13D



CUSIP NO. 233335-10-8                                             Page  2  of 7
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Funding LLC   directly
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO and WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                   1,360,000
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                         0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER              1,360,000
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    1,360,000


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              9.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON                                          OO

CUSIP NO. 233335-10-8                                             Page 3  of 7
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Aspatuck Holdings Ltd.  indirectly  as control person of
                                   Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                   1,360,000
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER                         0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER              1,360,000
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY
 OWNED BY EACH REPORTING PERSON                                     1,360,000


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            9.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO, IN
--------------------------------------------------------------------------------

CUSIP NO. 233335-10-8                                            Page  4  of 7
---------------------- -------------------------------------------- ------------

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Jason H. Meyers, indirectly as control person of Reporting Person
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                    New York
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER                  1,360,000
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8         SHARED VOTING POWER                         0
  OWNED BY       -----------  --------------------------------------------------
    EACH              9         SOLE DISPOSITIVE POWER              1,360,000
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER                   0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT
  BENEFICIALLY OWNED BY EACH REPORTING PERSON                       1,360,000
--------------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            9.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO, IN
--------------------------------------------------------------------------------

                              SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

This statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of DTLL, Inc. a Minnesota corporation (the "Issuer").

The principal executive offices of the Issuer are located at1 650 West 82ND Street, Suite 1200, Bloomington, MN 55431

ITEM 2.    IDENTITY AND BACKGROUND:

This statement is being filed by Aspatuck Funding LLC a New York limited liability company ("Funding")and by Aspatuck Holdings Ltd., a Delaware corporation ("AHL") and by Jason M. Meyers ("Meyers") as control persons of Reporting Person (beneficial owner of the securities). The Reporting Person is a private investment fund. The mailing address of the Reporting Person is 767 Third Avenue, 18th Floor New York, NY 10017 while the business address of AHL and of Meyers is 767 Third Avenue, 18th Floor New York, NY 10017.

Meyers is the designated manager of Funding and AHL is sole owner of Class B membership interests of Funding which have sole management rights of Funding. The sole director and executive officer of AHL is Meyers. The principal occupation of. Meyers is President of AHL.

 Neither Funding, AHL nor Meyers have not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 Neither Funding, AHL nor Meyers have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  Meyers is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

As of May 2,2006 Funding purchased 1,100,000 shares of Common Stock of the Issuer ("Issued Shares") The Issued Shares were acquired pursuant to a Stock Purchase Agreement between Funding and Issuer in exchange for shares of a subsidiary of Funding. In a separate simultaneous transaction, Funding loaned $260,000 to Issuer pursuant to a Loan Agreement. The loan was made from working capital of Funding after a private placement to and as an initial investment of the five Cass A Members of Funding.



The loan is evidenced by a Secured Convertible Note which is convertible into shares of Common Stock of the Issuer, including conversion of accrued interest. Additional shares may be issued pursuant to the operation of the anti dilution provisions of the Note. All shares under the Note are referred to as the "Note Shares" The Issued Shares and 260,000 of the Note Shares shall be referred to as the "Shares". The Shares represent 9.1% of the presently issued shares of Common Stock of the Issuer (assuming the exercise of the Note Shares).

ITEM 4.  PURPOSE OF TRANSACTION:

Funding acquired the Issued Shares because it believe that investment in the Issuer has substantial economic potential. It made the separate loan to enhance that investment and to obtain the Note Shares.

            In addition to the Shares, upon a failure to pay the Note when due, the Note may be converted into 70% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis.
            Further, pursuant to the Stock purchase Agreement, if the Issuer issues any securities below $3.00 per share, the Issuer will issue to Funding such number of shares to maintain Funding's percentage ownership represented by the Issued Shares on a fully diluted basis .

 In connection with the loan, the parties entered into a Security Agreement and Registration Rights Agreement and affiliates of Issuer executed a Personal Limited Circumstances Guaranty Agreement in favor of Funding ("Related Agreements"). Pursuant to the Loan Agreement nominees of Funding , including Jason Meyers, were appointed to the board to take office only upon default of the Note except that 1 designee of Funding may be added at the option at any time until repayment of the Note.

The above protective provisions, including the super convertible are designed to protect Funding from a default given the inadequate nature of security.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

Funding has sole voting power and sole dispositive power over the Shares. As such, Funding owns of record, the Shares. AHL through its Membership interest and Meyers as manager of Funding and through his control position of AHL, are both indirect beneficial owner of 9.1% of the outstanding common stock of Issuer. As a result AHL and Meyers may be deemed to have indirect sole voting and dispositive power over the Shares. Neither AHL or Meyers directly owns any shares of common stock of Issuer. Neither Funding, AHL nor Meyers has effected any transactions in the Common Stock during the past 60 days.

No person other than Funding (directly) and AHL and Meyers (indirectly) has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owned by Funding.

The number of outstanding shares of common stock of the Issuer is based on information provided to Funding by the Issuer in Form 10-KSB for 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:


Reference is made to the information set forth in Item 4 of this Schedule 13D. Other than the Related Agreements there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Funding , AHL or Meyers and Issuer or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of us hereby certify that the information set forth in this statement is true, complete and correct.

Dated:
May 26, 2006
                                                     Aspatuck Funding LLC.

                                                     By: /s/ Jason M. Meyers
                                                     -----------------------


                                                     Aspatuck Holdings, Ltd.

                                                     By: /s/ Jason M. Meyers
                                                     ---------------------
                                                     Jason M. Meyers, President

                                                     /s/ Jason M. Meyers
                                                     -------------------------
                                                     Jason M. Meyers